September 17, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Gorman / Ms. Breslin

Re:	Emmis Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1 Filed September 12, 2025
File No. 333-288530

Dear Ms. Gorman / Ms. Breslin

On behalf of Emmis Acquisition Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 16, 2025 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 4 to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form S-1

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

1.	Please request that U.S. counsel revise its legal opinion filed as Exhibit 5.1 to remove inappropriate assumptions. In particular, we note assumption (f). We note it is not appropriate to assume any of the material facts underlying the opinion or any readily ascertainable facts, or to include assumptions that “assume away” the relevant issue. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company has included a revised legal opinion as Exhibit 5.1.

2.	Please request that Cayman counsel revised its legal opinion filed as Exhibit 5.2 to remove inappropriate assumptions. As but some examples, see assumptions 13, 18 and 19. It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or any readily ascertainable facts, or that “assume away” the relevant issue. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response:. The Company has included a revised legal opinion as Exhibit 5.2.

3.

We note your disclosure on page 70 stating "Our amended and restated memorandum and articles of association provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute." We also note your disclosure on the cover page that your "amended and restated memorandum and articles of association prohibit redemptions in an amount that would cause our net tangible assets, after payment of the business combination marketing fees, to be less than $5,000,001," and that the table on page 81 "gives effect to the limitation under our restated and amended memorandum and articles of association that will prohibit redemptions in an amount that would cause [your] net tangible assets, to be less than

$5,000,001." However, these provisions do not appear in the Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2. Please revise your disclosure or your Form of Amended and Restated Memorandum and Articles of Association as appropriate.

Response:. The Company has included a revised Form of Amended and Restated Memorandum and Articles of Association as Exhibit 3.2.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

/s/ Peter Goldstein
Peter Goldstein
Chief Executive Officer